January 20, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Michael Purcell

Re:Epsilon Energy Ltd.

Registration Statement on Form S-3

Filed January 13, 2026

File No. 333-292704

Acceleration Request

Requested Date:January 22, 2026

Requested Time:4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Epsilon Energy Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-292704) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes David R. Earhart of Gray Reed & McGraw LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041.  Please direct any questions or comments regarding this acceleration request to David R. Earhart.

Sincerely,

EPSILON ENERGY LTD.

By: /s/ Andrew Williamson

Andrew Williamson

Chief Financial Officer

cc: David R. Earhart

Gray Reed & McGraw LLP